Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

June 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Kyle Wiley
Matthew Crispino
Inessa Kessman
Robert Littlepage

Re:	Rezolve AI Limited
Amendment No. 5 to Registration Statement on Form F-4
Filed May 20, 2024
File No. 333-272751

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated June 4, 2024 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant”) Amendment No. 5 to Registration Statement on Form F-4, filed with the Commission on May 20, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 5 to Registration Statement on Form F-4

The Business Combination Proposal

Armada Board of Directors’ Reasons for the Approval of the Business Combination, page 139

1.

Staff’s comment: Given that you are unable to consolidate ANY Lifestyle Marketing GmbH as a primary beneficiary, please disclose whether the change has affected the board’s recommendation that stockholders approve the transaction. Also, disclose if the board believes Marshall & Steven’s fairness opinion remains valid.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 139-142 of the Amendment.

U.S. Securities and Exchange Commission

June 11, 2024

Rezolve Financial Projections, page 148

2.	Staff’s comment: Please tell us what consideration you have given to revising the projections to include the actual historical results for CY 2023.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 155 of the Amendment.

Rezolve AI Limited and Subsidiaries

Carve-out Consolidated Statements of Changes in Shareholders’ Deficit, page F-7

3.	Staff’s comment: Please clarify why you continue to have deferred shares for ANY recorded on your Carveout Consolidated Statements of Changes in Shareholders’ Deficit.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Financial statements have been restated to reflect the removal of the deferred shares and equity return to APIC, on return of the shares and cancellation of the transaction.

14. Related party disclosures, page F-35

4.	Staff’s comment: Please revise your related party disclosure to allow readers to reconcile related party transactions to your consolidated financial statements.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-35 of the Amendment.

General

5.

Staff’s comment: You disclose on page 35 and 233 that you expect to commercialize the Rezolve platform in quarter 4 of 2024 with Grupo Carso and that you expect revenues to increase significantly in 2024 and 2025. Please expand your disclosure to state the basis for these statements. Explain if you have executed contracts with certain partners.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35, 218, 223 and 233 of the Amendment.

6.

Staff’s comment: We note your statement on page 35, 233 and F-9 that Rezolve was incorporated on January 5, 2023 under the name Rezolve Group Limited and changed its name on June 5, 2023 to Rezolve AI Limited. Please reconcile this statement to the organization charts on pages 6 through 8. Your disclosure should accurately reflect all names and dates.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the organization charts on pages 6-8 and 121-122 of the Amendment.

U.S. Securities and Exchange Commission

June 11, 2024

7.

Staff’s comment: On pages 108, 242, and F-16, you discuss the granting 58,315,800 employee shares. However, on page 108 these shares are valued at $62,239,276, on page 242 they are valued at $5,831,580, and on F-16 they are valued at $36,738,954. Please explain the inconsistency with regards to valuing these shares. Revise accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46,47, 102-108 and 242 of the Amendment.

* * *

U.S. Securities and Exchange Commission

June 11, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter or require further information, please contact Gerry Williams at (404) 736-7891 or Penny Minna at (410) 580-4228.

Sincerely,

Rezolve AI Limited.

/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer

cc:	Penny Minna, Esq.
DLA Piper LLP (US)